SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)
                               (Amendment No. 2)*

                       ALLIANCE DISTRIBUTORS HOLDING INC.
         --------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
         --------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    01858P105
         --------------------------------------------------------------
                                 (CUSIP NUMBER)


                      Francis Vegliante 15-15 132nd Street,
                  College Point, New York 11356 (718) 747-1500
         --------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                March 7, 2005
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          FRANCIS VEGLIANTE
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) |_| (see Note)
          (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          OO (SEE ITEM 3)
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)

          |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------- ----------------------------------------------------------------------
                          7    SOLE VOTING POWER
       NUMBER OF
        SHARES                 4,318,322 shares of common stock*
     BENEFICIALLY        -------------------------------------------------------
       OWNED BY           8    SHARED VOTING POWER
         EACH
       REPORTING               N/A
      PERSON WITH        -------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               4,318,322 shares of common stock*
                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               N/A
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 4,318,322 shares of common stock*
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                 |_|
--------- ----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 9.3%
--------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

                  IN
--------- ----------------------------------------------------------------------

* Includes 91,667 options vesting within the next 60 days. Reference is made to
  Item 5 below.

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

ITEM 1. SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "common stock"), of Alliance Distributors Holding Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15-15 132nd Street, College Point, New York 11356.

ITEM 2. IDENTITY AND BACKGROUND.

      This statement on Schedule 13D is being filed by Francis Vegliante. He is a full time employee of the Company. His business address is 15-15 132nd Street, College Point, New York 11356.

      Mr. Vegliante is a USA citizen.

      During the last five years, Mr. Vegliante has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Vegliante was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      N/A

ITEM 4. PURPOSE OF TRANSACTION.

      N/A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) See Rows 11 and 13 of the Cover Pages.

     (b) See Rows 7 through 10 of the Cover Pages.

     (c) On March 7, 2005, Frances Vegliante sold 4,000,000 shares of common stock to investors in a private transaction at a purchase price of $0.125 per share.

           On January 14, 2005, the Company granted to Mr. Vegliante 1,100,000 options under the Company's Alliance Distributors Holding Inc. 2004 Stock Plan. The options are ten-year non-qualified options to purchase the Company's common stock at an exercise price of $0.3250 per share and vest and become exercisable in 12 equal quarterly installments beginning on April 1, 2005.

     (d) N/A

     (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
        ISSUER.

      Mr. Vegliante signed a lockup agreement on March 7, 2005 to confirm that he will not dispose of his shares through the close of business on June 29, 2005. Mr. Vegliante agreed to the sale restriction in connection with a Share Exchange Agreement dated as of June 17, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Form of lockup agreement, filed herewith.

Form of Share Exchange Agreement. Incorporated by reference to Exhibit A of Form 13D/A filed by Mr. Vegliante on July 15, 2004.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10,2005

                                              By  /s/ Francis Vegliante
                                                  ---------------------------
                                                  Francis Vegliante


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